Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

March 23, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 23, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from RF Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, one
Redeemable warrant, and one right to receive one-tenth of one
Share of Class A common stock

Share of Class A common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A
Common stock at an exercise price of $11.50 per share

Rights, each right receives one-tenth of one share of Class A common stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi